SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 09, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

9 April 2015

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 9 April 2015.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive and adopt the audited accounts	595,421,632	100.00	10,704	595,432,336	66.46	2,406,369

2. To approve the Directors' Remuneration Report (excluding Policy)	533,724,308	92.09	45,839,876	579,564,184	64.69	18,275,546

3. To declare a final dividend	596,987,241	100.00	20,337	597,007,578	66.64	831,127

4. To elect Vinita Bali	591,048,601	99.12	5,269,762	596,318,363	66.56	1,520,342

5. To re-elect Ian Barlow	584,523,774	98.02	11,778,389	596,302,163	66.56	1,536,542

6. To re-elect Olivier Bohuon	550,467,077	92.31	45,828,510	596,295,587	66.56	1,543,117

7. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	589,220,821	98.81	7,078,730	596,299,551	66.56	1,539,154

8. To re-elect Julie Brown	590,826,680	99.09	5,447,915	596,274,595	66.56	1,564,109

9. To elect Erik Engstrom	589,378,675	98.84	6,925,551	596,304,226	66.56	1,534,478

10. To re-elect Michael Friedman	589,329,607	98.84	6,943,614	596,273,221	66.56	1,565,484

11. To re-elect Brian Larcombe	552,537,198	94.52	32,053,223	584,590,421	65.25	13,248,283

12. To re-elect Joseph Papa	582,402,401	97.67	13,873,539	596,275,940	66.56	1,562,765

13. To re-elect Roberto Quarta	581,991,006	98.12	11,132,658	593,123,664	66.20	4,715,040

14. To appoint KPMG LLP as the Auditor	593,110,033	99.35	3,881,933	596,991,966	66.64	846,739

15. To authorise the Directors to determine the remuneration of the Auditor	591,586,643	99.09	5,426,719	597,013,362	66.64	825,118

16. To renew the Directors' authority to allot shares	579,842,721	97.14	17,083,961	596,926,682	66.63	911,406

Special resolutions

17. To renew the Directors' authority for the disapplication of the pre-emption rights	581,646,606	97.55	14,586,763	596,233,369	66.55	1,605,336

18. To renew the Directors' limited authority to make market purchases of the Company's own shares	596,246,526	99.90	585,644	596,832,170	66.62	1,006,535

19. To authorise general meetings to be held on 14 clear days' notice	517,053,163	86.61	79,915,793	596,968,956	66.63	870,365

The number of Ordinary Shares in issue on 7 April 2015 at 6pm (excluding shares held in Treasury) was 895,905,480. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: http://www.morningstar.co.uk/uk/nsm

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 09, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary